Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

June 10, 2009

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 44,418,951

WESTERN WIND ENERGY CORP. RECEIVES UNANIMOUS APPROVAL FROM THE KERN COUNTY BOARD OF SUPERVISORS

Western Wind Energy Corp. is pleased to announce that on June 9th, 2009, it had received unanimous consent from the Kern County Board of Supervisors for the zoning approval of its 120 megawatt Windstar wind energy project in Tehachapi, California.

This has been a long and rigorous process. Western Wind Energy would like to thank all of its stakeholders, employees, consultants, directors and the Kern County Planning Department for their hard work and dedication in achieving this major milestone.

About Western Wind Energy Corp.

Western Wind Energy Corp. is a wind energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 120MW of expansion power purchase agreements in the State of California. Western Wind Energy is in the business of acquiring land sites and technology for the production of electricity from wind energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute "forward-looking statements" under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as "expects", "anticipated", "intends", "projects", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results express or implied by such statements. Such factors include, but are not limited to, the Company's ability to secure a letter of credit on behalf of Southern California Edison, that the funds raised are sufficient to advance its projects as anticipated, and the other factors discussed in the Company's annual report and annual information contained in the Company's 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.